October 5, 2007	Robert W. Sweet, Jr. Boston Office 617.832.1160 rws@foleyhoag.com

Via FedEx

Eduardo Aleman, Esq.
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Mail Stop 0306
Washington, D.C. 20549-1004

Re:	Power Medical Interventions, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on August 31, 2007
File Number 333-142926

Dear Mr. Aleman:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Ms. Peggy A. Fisher’s letter of September 13, 2007 (the “Comment Letter”) regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), we submit on behalf of Power Medical Interventions, Inc. (“PMI” or the “Company”), the information set forth below.

Cover Page of Prospectus

1.                                      Delete “Joint Book-Running Managers” from the cover page, or relocate it to the back cover page, in accordance with the staff’s long standing position.

Response. The Company has deleted “Joint Book-Running Managers” from the cover page and relocated it to the back cover page.

Eduardo Aleman, Esq.

Securities and Exchange Commission

October 5, 2007

Risks Associated with our Business, page 4

2.                                      Please revise to disclose the various risks in a bulleted list, rather than combining them in one paragraph.

Response. The Company has rearranged the summary of risks on page four in a bulleted format.

Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

3.                                      We note the adjustments made in response to prior comment 9 in our letter to you dated August 21, 2007, as well as the supplemental disclosure of non-cash investing activities described as the “transfer of equipment from inventory to property plant and equipment.”  Based on this description, please explain to us how this resulted in a change in operating assets for the year ended December 31, 2005 in which inventory increased by $456,374. We note the related disclosure provided on loauer equipment in Notes 2 and 3.

Response. The consolidated statement of cash flows for the year ended December 31, 2005 was revised in Amendment No. 2 to Form S-1 as follows:

	As originally reported	Revision (1)	As reported in Amendment No. 2

Change in inventory	$(1,246,521)	$(456,374)	$(1,702,895)
Purchase of property and equipment	$(5,155,840)	$456.374	$(4,699,466)
Transfer of equipment from inventory to property, plant and equipment	$—	$456,374	$456,374

(1) During the year ended December 31, 2005, the Company transferred $456,374 of equipment from an inventory classification to a property and equipment classification.  The $1,702,895 change in inventory reflected in the revised statement of cash flows for the year ended December 31, 2005 was determined as follows:

Inventory at December 31, 2004	$5,129,705
Less: Transfer of equipment from inventory to property, plant and equipment	(456,374)
Effects of foreign currency translation	(99,015)
Change in inventory	1,702,895
Inventory at December 31, 2005	$6,277,211

Eduardo Aleman, Esq.

Securities and Exchange Commission

October 5, 2007

Note 12. Long-term debt, page F-32

4.                                      Please refer to prior comment 22. We note that the terminal value results in paying an amount equal to 7% per annum in addition to the stated rate of interest of 7% on the notes.  Please further analyze the Terminal Value under paragraph 13(b) of SFAS 133.

Response. Investors in the Convertible Notes are entitled to an initial return of 14% per annum, which consists of coupon interest of 7% per annum which is paid semiannually, as well as a terminal value of 7% per annum.  The terminal value will be paid to the holders of the Convertible Notes in cash upon redemption or maturity of the Convertible Notes, or will be included in the conversion amount upon the conversion of the Convertible notes by the holder.  Accordingly, the 7% terminal value accretion will be realized by the holder regardless of conversion, redemption or maturity of the Convertible Notes.

The terminal value is earned by the holder of the Convertible Notes over a period of time commencing on the closing date (March 30, 2007) through the earlier of the initial declaration of effectiveness of a registration statement or maturity of the Convertible Notes, provided that the accretion will cease upon the occurrence of the first conversion event should a registration statement be declared effective.  Accordingly, should a registration statement be declared effective, the overall return of the Convertible Notes to the investors would decrease as the terminal value would no longer be earned by the investors.  There is no possible future scenario under which the terminal value would increase the investor’s initial rate of return under the arrangement, and therefore, the terminal value does not meet the requirements of paragraph 13(b) of SFAS 133. The Company has provided additional disclosure to this effect in Note 12 at pages F-33 and F-34.

Thank you in advance for your assistance with this filing.

Very truly yours,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

Enclosures
cc:	Jeffrey L. Quillen, Esq.
Michael P. Whitman, Power Medical Interventions, Inc.
John P. Gandolfo, Power Medical Interventions, Inc.
Christopher M. Kelly, Esq.